Exhibit 99.3

GERDAU S.A.

CNPJ nº 33.611.500/0001-19

NIRE: 35300520696

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”), informs its shareholders and the market in general that the Board of Directors met today and approved the merger of its wholly owned subsidiary, Gerdau Summit Aços Fundidos e Forjados S.A., which will be submitted for resolution by the Extraordinary General Meeting to be held on May 30, 2025.

The operation is in line with the Company's strategy to generate greater synergy between its businesses and oﬀer higher value-added products and services to its customers, which will lead to the optimization and simplification of its organizational structure.

São Paulo, April 28, 2025.

Rafael Dorneles Japur

Vice-President and Investor Relations Oﬃcer